# ORBIS

Warsaw, 2004-08-12

04036416

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

RECEIVED AUG 19 2004 181 WASH. D.C. SECTION

**Ref.: 82-5025**

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 30/2004.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

Current report no. 30/2004

The Management Board of "Orbis" S.A. hereby informs that the following shareholders held at least 5% of the total number of votes at the General Assembly of Shareholders of "Orbis" S.A. held on August 3, 2004:

1) ACCOR S.A., which represented 16 394 151 votes out of the aggregate number of 24 659 547 votes present at the above mentioned General Assembly.
   The number of 16 394 151 votes represented by ACCOR S.A. at this General Assembly of Shareholders accounted for 35.58% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

2) Commercial Union OFE BPH CU WBK, which represented 3 450 000 votes out of the aggregate number of 24 659 547 votes present at the above mentioned General Assembly.
   The number of 3 450 000 votes represented by Commercial Union OFE BPH CU WBK at this General Assembly of Shareholders accounted for 7.49% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3) Globe Trade Centre S.A., which represented 2 303 853 votes out of the aggregate number of 24 659 547 votes present at the above mentioned General Assembly.
   The number of 2 303 853 votes represented by Globe Trade Centre S.A. accounted for 5.00% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

ORBIS

Warszawa , 2004-08-06

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG 19 2004
WASH. D.C. 155 SECTION

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 29/2004.
Best regards

Krzysztof Gerula

I Vice President

**Current report no 29/2004**

The Management Board of "Orbis" S.A. hereby informs about the wording of resolutions adopted by the General Assembly of Shareholders:

Resolution no 1

Acting by virtue of Article 385 § 1 and 386 § 2 in conjunction with Article 369 § 3 and 5 of Commercial Companies' and Partnerships Code and § 16 sections 1 and 2 of "Orbis" S.A. Statutes, it is hereby decided as follows:

§ 1
The General Assembly of Shareholders hereby acknowledges the resignation of Mr. Christopher Voutsinas from his function of a member of the Supervisory Board as of July 13, 2004.

§ 2
In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of "Orbis" S.A. Supervisory Board, the General Assembly of Shareholders appoints Mr. Denys Sappey as member of the Supervisory Board during the Board' sixth term of office.

§ 3
The resolution shall come into force as of the date of its adoption.

At the same time, the Management Board of "Orbis" S.A. hereby presents, as required by virtue of paragraph 37 of the Regulation of the Council of Ministers on current and periodical information disclosed by securities' issuers, information concerning the member of the Supervisory Board appointed by virtue of the aforementioned resolution:

1) Date of appointment of the person supervising the issuer: August 3, 2004;

2) First and last names and age of the person supervising the issuer::
Denys Sappey, 43 years old;

3) Indication of a function served in the issuers' business:
Member of the Supervisory Board.

4) Education, qualifications and previous posts along with a description of professional career:

Education:
Senior management program, INSEAD (France).
Institut Européen des Affaires, Paris (France).

Qualifications and previous posts along with a description of professional career:
Denys Sappey is responsible for Sales and Strategic Partnerships in the Accor Group. Mr. Denys Sappey has extensive experience in the field of sales and marketing, gained on posts of international range,.

Mr. Denys Sappey started his professional career in 1991 as Sales, Marketing and Reservations Director in Europcar France – the largest European company that specializes in car rentals, and, subsequently, in 1995, he was promoted to International Sales Director in that company. Having taken up the position of Sales and Marketing Director in an international freight company Delmas (Bollore Group) in 1996, Mr. Denys Sappey productively restructured the sales and marketing department. In 1998, Mr. Denys Sappey joined the Accor Group as Director of an international business segment sales department;

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

As of today, Mr. Denys Sappey does not serve any supervisory function; presently, he is Adviser to the President of the Accor S.A. Group Management Board for Sales and Strategic Partnerships. This activity is not competitive, Mr. Sappey does not serve as member of any governing bodies of a corporate organization;

6) Information concerning registration of the person appointed to supervise the issuer contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:

Not applicable